UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

SORRENTO THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

74838 K 405
(CUSIP Number)

Glenn L. Halpryn
c/o Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A.
150 West Flagler Street, Suite 2200
Miami, Florida 33130
Attention: David M. Seifer, Esq.
Telephone: 305-789-3200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 13, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Glenn L. Halpryn	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑	
3	SEC USE ONLY	
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF	
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐	
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America	

NUMBER OF SHARES OWNED BY EACH PERSON WITH	**7**	SOLE VOTING POWER 1,091,673
	8	SHARED VOTING POWER 19,076,442 (1)
	9	SOLE DISPOSITIVE POWER 1,091,673
	10	SHARED DISPOSITIVE POWER 19,076,442 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,168,115
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Includes: (a) 17,184,228 shares of Common Stock held of record by Halpryn Group VI, LLC, a Florida limited liability company ("HGVI"), of which Mr. Halpryn is a member and the manager; (b) 1,336,658 shares of Common Stock held of record by IVC Investors, LLLP, a Florida limited liability limited partnership ("IVC"), in which Mr. Halpryn has an interest; and (c) 555,556 shares of Common Stock held of record by Prine Intervest Limited, a British Virgin Islands entity ("Prine"), in which Mr. Halpryn serves as an officer and director. Mr. Halpryn disclaims beneficial ownership of the shares of Common Stock held by HGVI, IVC and Prine, except to the extent of his pecuniary interest therein.

(2) The percentage of beneficial ownership is based upon 336,075,440 shares of Common Stock outstanding as of March 22, 2013, as reported in the Issuer's Annual Report on Form 10-K/A, filed with the SEC on March 27, 2013.

1	NAMES OF REPORTING PERSONS Steven Jerry Glauser	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑	
3	SEC USE ONLY	
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF	
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐	
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America	

NUMBER OF SHARES OWNED BY EACH PERSON WITH		
	7	SOLE VOTING POWER 4,201,581
	8	SHARED VOTING POWER 17,184,228 (1)
	9	SOLE DISPOSITIVE POWER 4,201,581
	10	SHARED DISPOSITIVE POWER 17,184,228 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,385,809
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Includes 17,184,228 shares of Common Stock held of record by HGVI, of which Mr. Glauser is a member. Mr. Glauser disclaims beneficial ownership of the shares of Common Stock held by HGVI, except to the extent of his pecuniary interest therein

(2) The percentage of beneficial ownership is based upon 336,075,440 shares of Common Stock outstanding as of March 22, 2013, as reported in the Issuer's Annual Report on Form 10-K/A, filed with the SEC on March 27, 2013.

1	NAMES OF REPORTING PERSONS Halpryn Group VI, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES OWNED BY EACH PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,184,228
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,184,228

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) The percentage of beneficial ownership is based upon 336,075,440 shares of Common Stock outstanding as of March 22, 2013, as reported in the Issuer's Annual Report on Form 10-K/A, filed with the SEC on March 27, 2013.

AMENDMENT NO. 3 TO SCHEDULE 13D

This Amendment No. 3 to Schedule 13D (this "Third Amendment") amends certain Items of the Schedule 13D filed by Glenn L. Halpryn and Steven Jerry Glauser with the Securities and Exchange Commission on September 7, 2007, as amended by Amendment No. 1 thereto filed on July 7, 2008 (the "First Amendment"), and as amended by Amendment No. 2 thereto filed on September 22, 2009 (the "Second Amendment," and together with the First Amendment and the Second Amendment, collectively, the "Original 13D"), with respect to the Common Stock, par value $0.0001per share (the "Common Stock"), of QuikByte Software Inc., a Colorado corporation (now known as Sorrento Therapeutics, Inc., a Delaware corporation), by furnishing the information set forth below. Except as set forth below, all previous Items are unchanged. Capitalized terms used but not defined herein shall have the meaning ascribed thereto in the Original 13D.

ITEM 1. Security and Issuer.

Item 1 is hereby amended to add the following:

The Issuer is Sorrento Therapeutics, Inc., a Delaware corporation (the "Issuer"), which was formerly known as QuikByte Software Inc., a Colorado corporation.

ITEM 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

With regard to the Common Stock acquired since the filing of the Second Amendment, the sources of funds for such acquisitions of the Common Stock were as follows: (a) by Mr. Halpryn, from his personal funds; (b) by IVC, from its working capital; (c) by Prine, from its working capital; and (d) by Mr. Glauser, from his personal funds.

ITEM 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

Prior to 60 days before the date of this Third Amendment, Mr. Glauser made purchases on the open market of an aggregate of 92,962 shares of Common Stock for an aggregate price of approximately $23,840, or prices per share ranging from $0.23 to $0.46.

Prior to 60 days before the date of this Third Amendment, Mr. Halpryn exercised stock options for 140,000 shares of Common Stock at an exercise price per share of $0.16, or an aggregate amount of $22,400.

Prior to 60 days before the date of this Third Amendment, Mr. Halpryn exercised stock options as follows: (a) for 40,000 shares of Common Stock at an exercise price per share of $0.0448, or an aggregate amount of $1,792; (b) for 7,500 shares of Common Stock at an exercise price per share of $0.14, or an aggregate amount of $1,050; (c) for 10,000 shares of Common Stock at an exercise price per share of $0.07, or an aggregate amount of $700; and (d) for 30,000 shares of Common Stock at an exercise price per share of $0.14, or an aggregate amount of $4,200.

On March 13, 2013, a number of investors, including, among others, IVC and Prine, entered into and consummated a stock purchase agreement with the Issuer pursuant to which the Issuer sold an aggregate of 35,658,305 shares of Common Stock for an aggregate of $6,418,494.90, of which IVC purchased 555,556 shares of Common Stock for $100,000, or $0.18 per share, and Prine purchased 555,556 shares of Common Stock for $100,000, or $0.18 per share. The aforementioned stock purchase agreement provides piggy-back registration rights to such investors, including, without limitation, IVC and Prine, with such rights terminating upon the earlier of seven years after the date of such stock purchase agreement and when such investor is entitled to sell all of the shares purchased pursuant to such stock purchase agreement without volume restriction pursuant to Rule 144. The foregoing description of such stock purchase agreement does not purport to be complete and is qualified in its entirety by reference to such stock purchase agreement, which is filed as Exhibit 99.10 hereto and incorporated into this Item 4 by reference.

With regard to the Common Stock acquired by Mr. Halpryn, IVC, Prine and Mr. Glauser since the filing of the Second Amendment, all of the acquisitions were made for investment purposes. Except as may otherwise be set forth herein, none of Mr. Halpryn, IVC or Prine, or HGVI or Mr. Glauser has any plans or proposals that relate to or that will result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

Item 5 is hereby amended in its entirety to read as follows:

(a) and (b) Mr. Halpryn, HGVI and Mr. Glauser may be deemed to beneficially own shares of Common Stock as set forth in the table below:

Name	Number of Shares of Common Stock Beneficially Owned	Sole or Shared Voting Power	Sole or Shared Dispositive Power	Percentage of Outstanding Shares of Common Stock (1)
Glenn L. Halpryn	1,091,673	sole	sole	*
	19,076,442	shared (2)	shared (2)	5.7%
TOTAL	20,168,115			6.0%
Steven Jerry Glauser	4,201,581	sole	sole	1.3%
	17,184,228	shared (3)	shared (3)	5.1%
TOTAL	21,385,809			6.4%
Halpryn Group VI, LLC	17,184,228	shared	shared	5.1%

* Less than 1.0%.

(1) The percentage of beneficial ownership is based upon 336,075,440 shares of Common Stock outstanding as of March 22, 2013, as reported in the Issuer's Annual Report on Form 10-K/A, filed with the SEC on March 27, 2013.

(2) Includes: (a) 17,184,228 shares of Common Stock held of record by HGVI, of which Mr. Halpryn is a member and the manager; (b) 1,336,658 shares of Common Stock held of record by IVC, in which Mr. Halpryn has an interest; and (c) 555,556 shares of Common Stock held of record by Prine, in which Mr. Halpryn serves as an officer and director. Mr. Halpryn disclaims beneficial ownership of the shares of Common Stock held by HGVI, IVC and Prine, except to the extent of his pecuniary interest therein.

(3) Includes 17,184,228 shares of Common Stock held of record by HGVI, of which Mr. Glauser is a member. Mr. Glauser disclaims beneficial ownership of the shares of Common Stock held by HGVI, except to the extent of his pecuniary interest therein.

Items 7 through 10, including the footnotes thereto, set forth on each cover page to this Third Amendment are hereby incorporated into subsections (a) and (b) of this Item 5 by reference.

(c) The information contained in Item 4 of this Third Amendment is hereby incorporated into subsection (c) of this Item 5 by reference.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by each of Mr. Halpryn, HGVI and Mr. Glauser.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 13, 2013, a number of investors, including, among others, IVC and Prine, entered into and consummated a stock purchase agreement with the Issuer pursuant to which the Issuer sold an aggregate of 35,658,305 shares of Common Stock for an aggregate of $6,418,494.90, of which IVC purchased 555,556 shares of Common Stock for $100,000, or $0.18 per share, and Prine purchased 555,556 shares of Common Stock for $100,000, or $0.18 per share. The aforementioned stock purchase agreement provides piggy-back registration rights to such investors, including, without limitation, IVC and Prine, with such rights terminating upon the earlier of seven years after the date of such stock purchase agreement and when such investor is entitled to sell all of the shares purchased pursuant to such stock purchase agreement without volume restriction pursuant to Rule 144. The foregoing description of such stock purchase agreement does not purport to be complete and is qualified in its entirety by reference to such stock purchase agreement, which is filed as Exhibit 99.10 hereto and incorporated into this Item 6 by reference.

ITEM 7. Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

Exhibit Number	Description
99.10	Stock Purchase Agreement, dated March 13, 2013, by and between the Issuer and the investors whose names appear on the signature pages thereto, including, without limitation, IVC and Prine (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on March 14, 2013).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2013   /s/ Glenn L. Halpryn
                                          Glenn L. Halpryn

Dated: April 25, 2013   /s/ Steven Jerry Glauser
                                          Steven Jerry Glauser

                                          Halpryn Group VI, LLC

Dated: April 25, 2013   By: /s/ Glenn L. Halpryn
                                          Name: Glenn L. Halpryn
                                          Title: Manager

EXHIBIT INDEX

Exhibit Number	Description
99.10	Stock Purchase Agreement, dated March 13, 2013, by and between the Issuer and the investors whose names appear on the signature pages thereto, including, without limitation, IVC and Prine (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on March 14, 2013).